EXHIBIT 20.2

First Quarter 2004
Earnings Conference Call Script
April 26, 2004
10:00 am Central Daylight Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

Good morning and thank you for joining the Thomas & Betts Corporation First Quarter 2004 conference call and web cast. My name is Tricia Bergeron.

Our comments today contain time-sensitive information that is accurate only as of today’s live broadcast and may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to certain risks and uncertainties that are detailed in our current, quarterly and annual filings with the Securities and Exchange Commission.

Dominic Pileggi, Thomas & Betts president and chief executive officer, John Murphy, senior vice president and chief financial officer, and Ken Fluke, vice president, controller and CFO-elect are here with me today.

I will now turn the call over to Dominic.

Dominic J. Pileggi
President and Chief Executive Officer

Good morning and thank you for joining us today.

Before I begin reviewing our results for the quarter, I would like to take a moment to recognize John Murphy, who — as previously announced — will be retiring at the end of this week.

If you’ve followed T&B’s progress over the course of our turnaround, you know that John has been the linchpin in much of what we have done. His tenacity and insightful leadership has been invaluable as we wrestled our way through complex, and at times, overwhelming issues. Thanks to his hard work, T&B has a solid foundation for growth. On behalf of all T&B employees, we wish him well in his retirement.

Turning now to our performance...

We are very pleased that 2004 has started out strong for Thomas & Betts. Sales were up 13 percent in the first quarter and net earnings tripled to 16 million dollars.

Sales were driven primarily by increased demand in our commercial construction, industrial MRO, utility and DIY markets, which comprises our core electrical segment. As a reminder, these markets were very depressed in the first quarter last year.

We were pleasantly surprised with the strength in demand, particularly in March. We have been saying repeatedly that, with a little help from the economy, we would be able to produce much stronger earnings. It was gratifying to see the sales increase drop to the bottom line in a meaningful way.

Our gross margin was 28.2 percent in the quarter, up nearly a full point over last year. We also managed to hold SG&A flat in dollars, bringing us very close to our goal of 20 percent or less of sales.

Most importantly, the end result was we improved our earnings from operations a healthy three and a half points as a percent of sales.

Looking now at our segments.

In our electrical segment, sales were up 15 percent. Currency contributed approximately one-third of the 36 million dollar increase. We saw stronger activity in all of our markets. Industrial spending has been inching up over the past several months and utilities continue to increase capital spending, particularly for underground distribution system maintenance and installations — a trend we saw develop in the last half of 2003. In the commercial market, we’ve seen increased activity, but a question remains whether or not it is sustainable.

We don’t want to leave you with the impression that macro-economic events were the only reasons that sales increased. Our continued focus on truly ‘partnering’ with our customers and providing top-notch service has also played a significant role. Our sales and operations teams are once again fully focused on serving the customer, rather than dealing with legacy issues.

To recap, the combination of improved demand, our return to customer focus and the benefit of running volume through our rationalized and revitalized lean operations led to substantial earnings improvement in the quarter.

Turning now to our other businesses.

The improved demand we’ve seen in utility markets also benefited sales in our steel structures business in the first quarter. However, unfavorable mix caused first-quarter earnings to be down year over year.

This is a project-based business, which gives us good visibility into what we can expect in the second quarter and remainder of 2004. What we expect to see is a much healthier project mix going forward and this, coupled with our continued focus on efficiency improvements, should lead to improved profitability in subsequent quarters.

Despite continued market weakness and lower sales in the quarter, our Communications segment continues to perform very well. Earnings were up significantly, again demonstrating the excellent job our team has done in managing costs and improving manufacturing efficiencies.

Although CATV, satellite and telecom providers have been slow to increase capital spending, we believe increasing consumer demand for higher performing broadband services, such as high-speed internet access and movies on demand, is beginning to drive enhanced demand for our portfolio of leading brands.

The boost in industrial spending helped our HVAC segment show solid top-line growth, while the progress we’ve made in improving operating efficiencies and more effectively managing resources has paid off in a much healthier earnings profile. We expect to make continued improvements going forward and, overall, are very excited about the prospects for this business.

In summary, we had an excellent first quarter and believe that our performance in the quarter is a positive indicator of things to come.

Having said that, I want to take a minute to look at the risks facing Thomas & Betts, and our industry as a whole, in the foreseeable future.

First, we’ve seen a significant increase in raw material costs — particularly steel and copper. While the impact on our performance in the first quarter was nominal, we expect rising material costs will impact us approximately eight to ten million dollars per quarter for the remainder of the year.

In response, we’ve moved aggressively to put through appropriate price increases that, we believe, will cover the majority of the increase. We’ll cover the rest with on-going productivity improvements and believe that we will be successful in recouping these costs in 2004.

A second challenge for the industry is the issue of steel availability. We are fortunate to have very strong relationships with our steel suppliers and have worked closely with them to manage through this difficult period in a mutually beneficial manner.

The third risk is the question of whether or not the recovery now underway is sustainable.

However, the first few weeks of April have started out strong, which leaves us cautiously optimistic that macro-economic demand may continue to increase in a slow and steady fashion going forward. What we can’t predict is what impact rising interest rates and other world events may have on the emerging recovery.

It is also worth mentioning that some of the pick up in first-quarter demand for electrical products may be the result of distributors modestly building inventory in advance of the industry-wide price increases and concern over possible supply disruptions. After discussion with our distributor partners, we don’t believe that this will have a material impact on the balance of the year unless, of course, the recovery falters.

In looking forward to the rest of the year, as I said, we’ve seen the positive sales trend continue in the first few weeks of April. We believe that, despite some possible pre-buying and the increase in raw material costs, our second-quarter sales and earnings should meet, or slightly exceed, our first-quarter results.

If this does, indeed, turn out to be the case, we would expect our sales for the full year to be up in the mid- to high-single digit range, which is a change from our previous guidance of low- to mid-single digit sales growth for the year 2004.

Finally, assuming there are no extraordinary external events, we expect to show substantial year-over-year earnings improvement for the full year and feel optimistic that we will beat the current consensus of 97-cents per share.

Thank you very much for your continued interest in Thomas & Betts. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

Thank you, Dominic, and good morning.

As Dominic noted, first quarter sales of 353 million dollars were up 13.3 percent compared to last year. Excluding favorable foreign currency, sales were up eight and a half percent with improvement seen across most of our businesses.

Net income for the first quarter was 15.6 million dollars or 27 cents per share, three times the 5 million dollars, or nine cents per share, reported a year ago.

These strong results demonstrate what we have been saying for some time now — that even a modest boost in volume would lead to significantly improved operating performance.

The gross margin for the quarter was 28.2 percent, an improvement over the 27.3 percent reported last year. Higher sales contributed to the improvement, as did our continued, intense focus on further improving operating efficiencies.

Despite higher sales volume and the favorable impact of foreign currency, we held SG&A flat at 73 million dollars. As a percent of sales, SG&A was 20.7 percent in the first quarter, compared to 23.4 percent in the first quarter last year.

First quarter earnings from operations were 26.7 million dollars, more than twice the 12.1 million dollars reported last year. We continue to make steady progress toward our goal of operating earnings of at least 10 percent of sales.

As Dominic said, the sales momentum we saw in the first quarter has carried over into April. If it holds for the remainder of the second quarter, our strong comparative operating earnings trend should continue, driven by improved factory absorption and efficiency improvements.

Net interest expense was 7.6 million dollars in the quarter, down from 8.3 million dollars in the first quarter of 2003. Lower average debt levels drove the reduction. Looking forward, net interest expense for the full-year 2004 should be approximately 30 million dollars.

Our underlying effective tax rate in the first quarter was 28 percent, excluding a 1.5 million dollar tax benefit resulting from the favorable completion of tax audits during the period.

For 2004, we currently anticipate an effective tax rate for the full year of 26.5 percent, which suggests a 28 percent rate for the balance of the year.

Turning now to cash flow and the balance sheet.

The first quarter is typically the least favorable from a cash perspective due to seasonal payments. Cash from operating activities for the quarter improved by 5 million dollars compared with the first quarter 2003, despite a significant increase of over 30 million dollars in accounts receivable. The receivables increase was driven by the stronger sales in the quarter.

Looking forward, we expect a further strengthening of our cash position as a result of continued improvement in operating income.

Cash — defined as cash, cash equivalents and marketable securities — was 252 million dollars at the end of the first quarter, compared with 170 million dollars at the end of the same period last year. As noted in our release, we repaid 125 million dollars of debt during the quarter, which reduced our total debt-to-total capitalization ratio to 43.1 percent, down from 48.4 percent at the end of 2003.

We continue to tightly manage working capital.

Accounts receivables days sales outstanding, or DSOs, continue to be in the 40s, which we believe is a very strong level. Underlying inventory performance continues to improve. At the end of the first quarter, inventory was 193 million dollars, or 68 days, down from a total of 208 million dollars, or 83 days, a year ago. It is worth noting that the first quarter 2004 inventory amount has been increased by 6 million dollars due to foreign currency exchange.

Capital expenditures in the first quarter were 5.5 million dollars, compared with depreciation and amortization of 13 million dollars. Cap ex came in lower than expected, primarily due to timing of certain projects. For the full year, we anticipate capital expenditures of around 30 million dollars. Depreciation and amortization should be approximately 55 million dollars for the full year.

Finally, I’d like to take a moment to introduce Ken Fluke, who will be taking over from me as CFO after I retire next week. Ken is not a newcomer to our organization. He joined the company as corporate controller in June of 2000, just a few months after me and has been a key member of the management team throughout the turnaround. I am confident that he will be a very effective CFO for Thomas & Betts as it now embarks on its post-turnaround phase.

Thank you, and I will now turn the call back to Tricia.

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

Today’s call is being web cast and recorded. The telephone replay will be available through 12:00 midnight on Friday, April 30, 2004. The number to access the replay is (201) 612-7415 (account # 9517, pass code 102184). The recorded web cast will also be archived on our website.

Thank you. We’ll now open the call up for questions.